Exhibit 1.2

This advertisement is neither an offer to purchase nor a solicitation of an offer to sell any securities of

CANMARC Real Estate Investment Trust.

December 2, 2011

Notice of Offer to Purchase

all of the issued and outstanding trust units

(together with associated rights issued under any unitholder rights plan)

(the “Canmarc Units”)

of

CANMARC REAL ESTATE INVESTMENT TRUST

by

COMINAR ACQUISITION GROUP

(as defined below)

for consideration per Canmarc Unit, at the option of the unitholders, of either:

(i) $15.30 cash

or

(ii) 0.7054 trust units of Cominar Real Estate Investment Trust,

subject to proration

8012075 Canada Inc., 8012083 Canada Inc., 8012091 Canada Inc., 8012105 Canada Inc., 8012113 Canada Inc., 8012121 Canada Inc., 8012130 Canada Inc., 8012148 Canada Inc., 8012156 Canada Inc. and 8012164 Canada Inc. (collectively, the “Cominar Acquisition Group”), each a wholly-owned subsidiary of Cominar Real Estate Investment Trust (“Cominar”), have commenced an offer (the “Offer”) to purchase solidarily (jointly and severally), on the terms and subject to the conditions of the Offer, all of the issued and outstanding trust units of Canmarc Real Estate Investment Trust (“Canmarc”) other than any other trust units of Canmarc owned directly or indirectly by the Cominar Acquisition Group or Cominar, and all trust units of Canmarc that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined below) upon the exercise, conversion or exchange of (i) the class B limited partnership units of Homburg Canada REIT Limited Partnership (if any), (ii) the deferred units and the restricted units issued under the long-term incentive plan of Canmarc or (iii) other securities of Canmarc that are convertible into or exchangeable or exercisable for, or existing rights to acquire, trust units of Canmarc (collectively, the “Convertible Securities”, together with the trust units of Canmarc and the associated rights issued under the existing unitholder rights plan of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, collectively, the “Canmarc Units”), for consideration per Canmarc Unit, at the option of the unitholders of Canmarc (the “Unitholders”), of either: (i) $15.30 cash (the “Cash Alternative”); or (ii) 0.7054 trust units of Cominar, subject to proration and on the terms set out in the Offer Documents.

The Offer, which is subject to certain conditions, is set forth in Cominar’s offer to purchase and the related offering circular dated December 2, 2011 (the “Circular”) and related letter of transmittal and notice of guaranteed delivery (collectively, with the Circular, the “Offer Documents”), copies of which will be filed with the securities regulatory authorities in Canada today and which will be available on the Canadian Securities Administrators’ website at www.sedar.com.

The Offer is open for acceptance until 5:00 p.m. (Montréal time) on January 9, 2012 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Offer is subject to certain conditions that are described in the Circular, including, among others, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Canmarc Units that constitutes (i) together with any Canmarc Units owned directly and indirectly by the Cominar Acquisition Group and Cominar, at least 66 2/3% of the Canmarc Units then outstanding (calculated on a fully-diluted basis) and (ii) at least a majority of the Canmarc Units (on a fully-diluted basis) the votes attached to which would be included in the minority approval of a second step business combination under applicable securities laws. Subject to applicable laws, the Cominar Acquisition Group and Cominar reserve the right to withdraw or extend the Offer and to not take up and pay for any Canmarc Units deposited under the Offer unless each of the conditions of the Offer is satisfied or waived (at the sole discretion of the Cominar Acquisition Group and Cominar) at or prior to the Expiry Time.

The Canmarc Units are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “CMQ.UN”. The closing price of the Canmarc Units on the TSX was $13.28 on November 25, 2011, the last trading day prior to Cominar’s announcement of its intention to make the Offer. Based on the Cash Alternative of $15.30 per Canmarc Unit, the Offer represents a premium of approximately 15.2% over the closing price of $13.28 per Canmarc Unit on the last trading day prior to Cominar’s announcement of its intention to make the Offer, a premium of approximately 33.2% over the closing price of $11.49 per Canmarc Unit on the TSX on September 8, 2011, the last trading day prior to Homburg Invest Inc.’s announcement that it had applied for protection under the Companies’ Creditors Arrangement Act, and a premium of approximately 33.0% over the issuance price of $11.50 per Canmarc Unit under Canmarc’s most recent public offering of Canmarc Units announced on August 23, 2011.

Requests have been made to Canmarc for the use of Canmarc’s list of Unitholders and holders of Convertible Securities and security position listings for the purpose of disseminating the Offer Documents. When these lists are provided, the Offer Documents and other relevant materials will be mailed to record Unitholders and holders of Convertible Securities and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such lists.

The Offer is made solely by the Offer Documents and is not being made or directed to (nor will deposits of Canmarc Units be accepted from or on behalf of) Unitholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offer Documents contain important information that Unitholders should read before making any decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager for the Offer:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, ON M5X 1E2

North American Toll Free Phone:

1-877-657-5857

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks

and Brokers Call Collect: (416) 867-2272

1 First Canadian Place 4th Floor 100 King Street West Toronto, ON M5X 1H3 Tel: (416) 359-4001